September 21, 2006
VIA EDGAR
Mr. Michael Fay
Branch Chief
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3561

Re:	UTi Worldwide Inc. Form 10-K for the fiscal year ended January 31, 2006, filed April 17, 2006 Commission file number: 000-31869
Dear Mr. Fay:
We have received your letter dated August 23, 2006 regarding the above-referenced filing and have prepared the following response to address your inquiries. For your convenience, our response corresponds to the format of your letter.
Note 2: Acquisitions, page F-14
1.	In your fiscal 2002 Form 20-F you disclosed that the initial consideration for the acquisition of Grupo SLi & Union S.L. (both referred to as “SLi”) was approximately $8.6 million. In your fiscal 2003 Form 20-F you disclosed the existence of a second initial cash payment, increasing the price of the acquisition to $13.1 million. Please explain to us the reason for the difference between the 2002 and 2003 filings.

The total purchase consideration related to the SLi acquisition is comprised of an upfront payment which was paid in fiscal 2002 and five additional payments based on the performance of SLi for the year prior to the acquisition and the four years subsequent to the acquisition. The amount reported in our 2002 filing of $8.6 million was the initial upfront payment which was required to be paid concurrently with the execution of the purchase agreement on January 25, 2002. Our fiscal year 2002 ended on January 31, 2002 and the $8.6 million payment was therefore included in our fiscal 2002 Form 20-F filing.

The payment related to the operating results of SLi for the year prior to our acquisition was based on the performance of SLi for the year ended December 31, 2001. The results were only determined following protracted discussions between the sellers and ourselves in relation to the adjustments that we believed were required to be made in accordance with the purchase agreement. During our fiscal 2003, we agreed with the seller shareholders on the operating results for the year ended December 31, 2001 and accordingly recorded the

Mr. Michael Fay
September 21, 2006

additional consideration in accordance with Statements of Financial Accounting Standards (SFAS) No. 141, Business Combinations, paragraph 27.

The purchase agreement defines the up front payment and the payment based on the operating performance for the year prior to our acquisition as the initial consideration. Accordingly, we have been consistent in using this terminology in our filings.

2.	In your fiscal 2002 Form 20-F you disclosed that the earn-out payments attributable to SLi are estimated to be between $3.0 million and $4.0 million for each of the four years. Please explain to us the reason for the variation between your estimated amounts and the actual amounts that were paid under the agreement. For instance, we note the fiscal 2006 payment was $30.3 million and the fiscal 2005 payment was $13.1 million.

The earn-out payments are determined in accordance with a formula included in the purchase agreement requiring the consideration be paid in common shares, based upon the average market price of our common shares during the three month period immediately prior to the acquisition. This weighted average share price was determined to be $5.27 and remains constant in each of the subsequent earn-out calculations.

The primary reason for the difference between the amounts originally estimated which were included in our fiscal 2002 Form 20-F and the amounts that were actually paid under the agreement was the significant increase in the actual market price of our common shares from the acquisition date. The significant increase in the price of our common shares was not foreseen at the time we calculated our original estimate. The impact of the increase in the price of our common shares is outlined in the table below.

			Pro-forma dollar
			value of contingent
			consideration if
			market value of
	Market price of UTi		common stock
	common stock at		remained at $5.27
Earn out	date of payment	Dollar value of	per share (adjusted
related to the	(adjusted for 3 to	contingent	for 3 to 1 stock
fiscal year ended	1 stock split)	consideration paid	split)
January 31, 2003	$11.08	$5.8 million	$2.8 million
January 31, 2004	$16.73	$13.1 million	$4.1 million
January 31, 2005	$24.97	$30.3 million	$6.4 million
January 31, 2006	Pending resolution of earn out amount.
In our annual filing for the year ended January 31, 2003, we disclosed the possibility that our estimates related to the earn-out payments was subject to change as follows:
“The remainder of the purchase price is contingent on future performance and is based on a multiple of the annual net income of the purchased operations over the period February 1, 2002 through January 31, 2006. The four contingent earn-out payments are calculated on each year’s results and are paid annually, using a deemed UTi share price of approximately $15.82 ($5.27 as adjusted for 3 for 1 stock split) per ordinary share and are

Mr. Michael Fay
September 21, 2006

payable in ordinary shares or cash at the seller’s option if the share price is below $15.82.”
3.	Please provide us the asset purchase and employment agreements relating to the acquisition of SLi.

The asset purchase agreement for SLi was filed as Exhibit 10.1 to our Form 10-Q filing for the quarter ended April 30, 2005 (filed June 9, 2005) (the “Purchase Agreement”), with confidential items redacted. The full agreement without any redactions was sent via courier on June 8, 2005 to the SEC with our request for confidential treatment.

Per our discussion with Mr. Kuhn on September 20, 2006, we are sending you the employment agreements relating to the acquisition of SLi under separate cover via courier.

4.	Please provide us your evaluation of the SLi contingent consideration agreement relative to the factors in EITF 95-8.

During our determination of the accounting treatment for the SLi contingent consideration, we applied the guidance in Emerging Issues Task Force (EITF) 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. The task force reached a conclusion that the determination of whether contingent consideration based on earnings or other performance measures should be accounted for as an adjustment of the purchase price of the acquired enterprise or as compensation for services, use of property, or profit sharing is a matter of judgment that depends on the relevant facts and circumstances.

Our consideration of the factors and indicators detailed in EITF 95-8 as they relate to the facts and circumstances regarding the SLi transaction follow. The format of our response presents each of the factors included in EITF 95-8 followed by the factors and indicators we considered.

Factors involving terms of continuing employment
1.	Linkage of continuing employment and contingent consideration: A contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is a strong indicator that the arrangement is compensation for post combination services. Arrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional purchase price.

The Purchase Agreement requires that we continue to make the earn-out payments even if either or both Carlos Escario and Jose Maria Escario terminate their employment with UTi. These were the only two selling share holders who entered into employment agreements with UTi. Additionally, the sellers, whose employment was not subject to an

Mr. Michael Fay
September 21, 2006

employment agreement, are also entitled to their pro rata portion of the earn-out payments if their employment is terminated. We note this has occurred whereby one of the sellers subsequently left the employment of UTi, and still continues to receive his pro rata portion of the earn-out payments.

2.	Duration of continuing employment: If the length of time of required employment coincides with or is longer than the contingent payment period that fact may indicate that the contingent payments are, in substance, compensation.

The employment agreement with Carlos Escario and Jose Maria coincides with the earn-out period.

3.	Level of compensation: Situations in which employee compensation other than the contingent payments is at a reasonable level in comparison to that of other key employees in the combined enterprise may indicate that the contingent payments are additional purchase price rather than compensation.

The employment contracts which were entered into for Carlos Escario and Jose Maria Escario were with identical terms to their employment contracts prior to the acquisition. As a result of the fact that the level of compensation for Carlos Escario and Jose Maria Escario did not change from that prior to the acquisition, their compensation subsequent to the acquisition was higher than other employees at similar positions within the UTi enterprise.
Factors involving components of shareholder group
4.	If selling shareholders who do not become employees receive lower contingent payments on a per share basis from what the selling shareholders who become employees of the combined enterprise receive, that fact may indicate that the incremental amount of contingent payments to the selling shareholders who become employees is compensation.

All selling shareholders, whether or not employed by UTi subsequent to the acquisition, receive a pro-rata portion of the contingent earn-out in proportion to their ownership prior to the acquisition. The calculation of the earn-out payments are identical for all selling shareholders and is based on a formula detailed in the purchase agreement.

5.	The relative amount of stock owned by the selling shareholders who remain as key employees may be an indicator of the substance of the contingent consideration arrangement. For example, if selling shareholders who owned substantially all of the stock in the acquired enterprise continue as key employees, that fact may indicate that the arrangement is, in substance, a profit-sharing arrangement intended to provide compensation for postcombination services. Alternatively, if selling shareholders who continue as key employees owned only a minor amount of stock of the acquired

Mr. Michael Fay
September 21, 2006

enterprise and all selling shareholders receive the same amount of contingent consideration on a per share basis, that fact may indicate that the contingent payments are additional purchase price.

The selling shareholders who remained as employees did hold the majority of the stock of SLi. However, all former shareholders received equal per share amounts of the contingent consideration.

6.	The preacquisition ownership interests held by parties related to selling shareholders who continue as key employees, such as family members, should also be considered.

Other than the selling shareholders who remained as employees of SLi, there were no parties related to the selling shareholders who were employees of SLi.
Factors involving reasons for contingent payment provisions
7.	Understanding the reasons why the acquisition agreement includes a provision for contingent payments may be helpful in assessing the substance of the arrangement. For example, if the initial consideration paid at the acquisition date is based on the low end of a range established in the valuation of the acquired enterprise and the contingent formula relates to that valuation approach, that fact may suggest that the contingent payments are additional purchase price. Alternatively, if the contingent payment formula is consistent with prior profit-sharing arrangements, that fact may suggest that the substance of the arrangement is to provide compensation.

The selling shareholders believed that the valuation of the business being sold was low based on similar transactions and the new business opportunities that had been undertaken which were not yet fully reflected in SLi’s historical results of the operations prior to the transaction. Accordingly, the contingent consideration arrangements resulted from the need to resolve a difference of opinion between SLi’s selling shareholders and us regarding the value of SLi.
Factors involving formula for determining contingent consideration
8.	The formula used to determine the contingent payment may be helpful in assessing the substance of the arrangement. For example, a contingent payment of five times earnings may suggest that the formula is intended to establish or verify the fair value of the acquired enterprise while a contingent payment of 10 percent of earnings may suggest a profit-sharing arrangement.

As noted above, the purchase price is comprised on an upfront payment and five additional payments. The additional payments are based on a calculated value of the SLi entity. A formula in the purchase agreement stipulates that the value of the SLi entity shall be determined as eight times after tax earnings for the relevant year. The initial contingent consideration payment was equal to 40% of the value of the SLi entity as of December 31, 2001, and the four payments related to the years subsequent to the acquisition being equal to 15% of the value of the SLi entity at the relevant date. The

Mr. Michael Fay
September 21, 2006

multiple of eight times earnings after tax was consistent with similar private company transactions in Europe at the time of our acquisition. Our acquisition of BTG Logistics AB, Sweden in June 2000, for example, was at a multiple of slightly less than eight times after tax earnings. A more detailed description of the formula can be found in our response to item 5 below.
In summary, in making our determination as to the appropriate accounting for the contingent consideration related to SLi in accordance with EITF 95-8, although we noted the period subject to the contingent consideration arrangements coincided with the employment arrangements of certain key executives, we concluded the following specific facts provided a strong indication the contingent consideration was, in substance, additional purchase consideration: receipt of the contingent consideration was not dependent upon continuing employment; certain key executives benefiting from the contingent consideration and subject to continuing employment arrangements continued to be compensated in a manner consistent with their compensation prior to the transaction; all selling shareholders received a pro-rata share of the contingent consideration irrespective of whether or not they were employed by us subsequent to the transaction, the contingent consideration resulted from a need to reconcile the selling shareholders valuation of SLi to ours; and the formula upon which the contingent consideration is based includes a multiple of earnings consistent with other transactions in the region at the transaction date.

5.	Please provide us with an analysis of how each payment made under the SLi contingent consideration was calculated. As part of your response, include any relevant financial statements.

The table below reflects the calculation of each of the payments. The calculation is based on a formula included in the Purchase Agreement. The formula provides that the amount of the initial contingent consideration payment shall be equal to 40% of eight times the earnings after taxes of SLi for the year ended December 31, 2001. Additionally the payments related to the years subsequent to the acquisition shall be equal to 15% of eight times the earnings after taxes of SLi for the relevant period. The agreement provides that the sellers will receive shares equivalent to the value of the payment based on the average market price of our shares during the three month period immediately prior to the acquisition, which was $5.27 per share, as adjusted. The payments related to the fiscal years ending January 31, 2003 and 2004 were paid entirely in cash.

	January 31,	January 31,	January 31,	January 31,
	2003A	2004B	2005C	2006
Adjusted net income after tax	€ 2.3 million	€2.4 million	€4.7 million	Pending resolution of final earn-out amount
Calculated value of SLi (eight times net income after tax)	€ 18.7 million	€19.1 million	€37.9 million
Amount of the earn-out payment (15% of calculated value of SLi)	€ 2.8 million	€2.9 million	€5.7 million
Applicable exchange rates	Euro: US$	Euro: US$	Euro: US$
	1.142	1.227	1.190
Preliminary earn out calculation in US Dollars	$3.2 million	$3.5 million	$6.8 million
Share price at the date of payment (adjusted for 3 to 1 share split)	$ 11.08	$ 16.73	$ 24.97
Contingent consideration including the share price adjustment (Preliminary earn out / $5.27 * Share price on date of payment)	$6.7 million	$11.2 million	$32.0 million
Other Adjustments	($0.9 million)	$1.9 million	($1.7 million)
Actual earn out payment	$5.8 million	$13.1 million	$30.3 million

Mr. Michael Fay
September 21, 2006

A The earn out payment was based on net income after tax of €2,340,308 for the year ended January 31, 2003. As a result of negotiations between the selling shareholders of SLi and UTi management, this amount was then adjusted to €2,334,599. After calculating the contingent earn out amount based on the multiple and share price adjustment, further as a result of negotiations between the selling shareholders of SLi and UTi management this figure was then reduced by $914,000.
B The earn out payment was based on net income after tax of €2,118,119 for the year ended January 31, 2004. As a result of negotiations between the selling shareholders of SLi and UTi management, this amount was then adjusted to €2,393,671. After calculating the contingent earn out amount based on the multiple and share price adjustment, further as a result of negotiations between the selling shareholders of SLi and UTi management, this figure was then increased by $1.9million.
C The earn out payment was based on net income after tax of €3,970,492 for the year ended January 31, 2005. As a result of negotiations between the selling shareholders of SLi and UTi management, this amount was then adjusted to €4,735,694. After calculating the contingent earn out amount based on the multiple and share price adjustment, further as a result of negotiations between the selling shareholders of SLi and UTi management, this figure was then reduced by $1.7 million.
6.	Please explain to us why the “fourth” and final earn-out payment to the sellers of SLi was made in June 2005 when the earn-out period is scheduled to run through January 31, 2006. In addition, explain to us why a fourth earn-out payment was made in fiscal 2006 when the first annual earn-out payment of $5.817 million was not made to the sellers of SLi until fiscal 2004, as disclosed on page F-15 of your fiscal 2004 Form 10-K.

As discussed in the response to question number one, the total purchase price related to the SLi acquisition compromises of an upfront payment which was paid in fiscal 2002 and five additional payments based on the performance of SLi for the year prior to the acquisition and the four years subsequent to the acquisition. The payments relate to the year ended December 31, 2001 which was the year end prior to the acquisition and each of the four years in the period ending January 31, 2006. The amount of the fourth payment based on earnings was calculated using on the operating results for the year ended January 31, 2005.

The computation of each earn-out payment has required considerable negotiation and discussion between us and the SLi selling shareholders. The time period between the fiscal

Mr. Michael Fay
September 21, 2006

year end upon which the earn-out payment is based and the actual payment has resulted from this requirement. The negotiations and discussions resulted from the need to reach a common understanding and agreement as to the definition of earnings after tax, required in the computation of the earn-out payment, in accordance with the Purchase Agreement and an agreement on other amounts to be included or excluded from the earn-out computation.

7.	Please quantify for us the amount of individual compensation paid to Carlos Escario Pascual, each of his brothers, and any other former shareholders of SLi for their services rendered to UTi and its subsidiaries for each year since you acquired SLi. In addition, tell us how their compensation was recorded in your financial statements.

Per our discussion with Mr. Kuhn on September 20, 2006, we are sending you the compensation details under separate cover via courier.

8.	Please explain to us why you have not recorded the portion of the contingent payment payable to the former shareholders of the Super Freight Limited acquisition that is forfeitable as compensation expense. According to EITF 95-8, “a contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is a strong indicator that the arrangement is for postcombination services.”

The acquisition of Super Freight Limited was completed on May 1, 2005. The first earn-out payment is currently being finalized and is expected to be less than $35,000. Consequently we have not yet accounted for this contingent earn out payment. Once the amount is finalized, we will record the necessary amount as compensation expense.

9.	Please provide us an analysis of each of the factors in EITF 95-8 relative to the contingent payment agreement of the Concentrek acquisition in support of your accounting for the contingent payments.

During our determination of the accounting treatment for the Concentrek contingent consideration, we applied the guidance in Emerging Issues Task Force (EITF) 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. The task force reached a conclusion that the determination of whether contingent consideration based on earnings or other performance measures should be accounted for as an adjustment of the purchase price of the acquired enterprise or as compensation for services, use of property, or profit sharing is a matter of judgment that depends on the relevant facts and circumstances.

Our consideration of the factors and indicators detailed in EITF 95-8 as they relate to the facts and circumstances regarding the Concentrek transaction follow. The format of our analysis presents each of the factors included in EITF 95-8 followed by our evaluation of the factor.

Mr. Michael Fay
September 21, 2006

Factors involving terms of continuing employment
1.	Linkage of continuing employment and contingent consideration: A contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is a strong indicator that the arrangement is compensation for post combination services. Arrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional purchase price.

The Purchase Agreement requires that we continue to make the earn-out payments even if those selling shareholders who have employment agreements terminate their employment with UTi.

2.	Duration of continuing employment: If the length of time of required employment coincides with or is longer than the contingent payment period that fact may indicate that the contingent payments are, in substance, compensation.

The employment agreement with the selling shareholders who became employees coincides with the earn-out period.

3.	Level of compensation: Situations in which employee compensation other than the contingent payments is at a reasonable level in comparison to that of other key employees in the combined enterprise may indicate that the contingent payments are additional purchase price rather than compensation.

The employment contracts which were entered into with those selling shareholders were at similar terms to their employment contracts prior to the acquisition and are consistent with compensation levels of similar executives within the UTi group.
Factors involving components of shareholder group
4.	If selling shareholders who do not become employees receive lower contingent payments on a per share basis from what the selling shareholders who become employees of the combined enterprise receive, that fact may indicate that the incremental amount of contingent payments to the selling shareholders who become employees is compensation.

All selling shareholders, whether or not employed by UTi subsequent to the acquisition, receive a pro-rata portion of the contingent earn-out in proportion to their ownership prior to the acquisition. The shareholding structure prior to the acquisition, although divided into three classes of shares, did not differentiate between classes in regard to the purchase consideration and the shareholders were paid the initial amount and all contingent earn out payments in the ratio their shareholding has to all the shares in issue on a 1:1 basis. The calculation of the earn-out payments are identical for all selling shareholders and is based on a formula detailed in the purchase agreement.

Mr. Michael Fay
September 21, 2006

5.	The relative amount of stock owned by the selling shareholders who remain as key employees may be an indicator of the substance of the contingent consideration arrangement. For example, if selling shareholders who owned substantially all of the stock in the acquired enterprise continue as key employees, that fact may indicate that the arrangement is, in substance, a profit-sharing arrangement intended to provide compensation for postcombination services. Alternatively, if selling shareholders who continue as key employees owned only a minor amount of stock of the acquired enterprise and all selling shareholders receive the same amount of contingent consideration on a per share basis, that fact may indicate that the contingent payments are additional purchase price.

The selling shareholders who remained as employees held 40% of the stock of Concentrek. All former shareholders received equal per share amounts of the contingent consideration, irrespective of the class of share held.

6.	The preacquisition ownership interests held by parties related to selling shareholders who continue as key employees, such as family members, should also be considered.

Other than the selling shareholders who remained as employees of Concentrek, there were no parties related to the selling shareholders who were employees of Concentrek.
Factors involving reasons for contingent payment provisions
7.	Understanding the reasons why the acquisition agreement includes a provision for contingent payments may be helpful in assessing the substance of the arrangement. For example, if the initial consideration paid at the acquisition date is based on the low end of a range established in the valuation of the acquired enterprise and the contingent formula relates to that valuation approach, that fact may suggest that the contingent payments are additional purchase price. Alternatively, if the contingent payment formula is consistent with prior profit-sharing arrangements, that fact may suggest that the substance of the arrangement is to provide compensation.

The selling shareholders believed that the valuation of the business being sold was low and that historical results reflected a significant investment in the business expected to generate significant future revenues which were not yet fully reflected in Concentrek’s historical results of the operations. Specifically, Concentrek had been incurring losses for a number of years as a result of certain business development efforts which were just recently starting to generate revenues. Concentrek had only recently become profitable. Accordingly, the contingent consideration arrangement resulted from the need to resolve a difference of opinion between Concentrek’s selling shareholders and us regarding the value of Concentrek.

Mr. Michael Fay
September 21, 2006

Factors involving formula for determining contingent consideration
8.	The formula used to determine the contingent payment may be helpful in assessing the substance of the arrangement. For example, a contingent payment of five times earnings may suggest that the formula is intended to establish or verify the fair value of the acquired enterprise while a contingent payment of 10 percent of earnings may suggest a profit-sharing arrangement.

The purchase price is comprised on an upfront payment and four additional payments. The additional payments are based on a calculated value of the Concentrek entity. A formula in the purchase agreement stipulates that the value of the Concentrek entity shall be determined as 3.75 times the increase in EBITDA over the preceding year’s EBITDA. This was a similar calculation to the contingent earn out payments in relation to our 2002 acquisition of Standard Corporation, for example, where the multiple was three times the increase in EBITDA over the prior year’s EBITDA.
Based on all the facts above and our analysis under EITF 95-8, we concluded that the contingent earn-out payments related to the Concentrek acquisition should be treated as contingent consideration and accounted for as an adjustment to the purchase price of the acquired enterprise. In summary, in making our determination as to the appropriate accounting for the contingent consideration related to Concentrek in accordance with EITF 95-8, although we noted the period subject to the contingent consideration arrangements coincided with the employment arrangements of certain executives, we concluded the following specific facts provided a strong indication the contingent consideration was, in substance, additional purchase consideration: receipt of the contingent consideration was not dependent upon continuing employment; certain key executives benefiting from the contingent consideration and subject to continuing employment arrangements continued to be compensated in a manner consistent with their compensation prior to the transaction; all selling shareholders received a pro-rata share of the contingent consideration irrespective of whether or not they were employed by us subsequent to the transaction, the contingent consideration resulted from a need to reconcile the selling shareholders valuation of Concentrek to ours; and the formula upon which the contingent consideration is based includes a multiple of EBITDA consistent with other transactions including earn-out arrangements which have been, in substance, additional purchase consideration.

10.	Please provide us both your determination of fair value and the analysis prepared by an independent third-party valuation firm, as referred to in the final paragraph of your response to prior comment 5.

We have determined the fair value of the Sisonke partnership and consequently the fair value of the 25.1% KG interest in the Sisonke partnership to be $50.6 million and $12.7 million, at April 30, 2006, respectively. Additionally, we have determined the fair value of the Put Option to be $5.0 million, $3.3 million and $3.5 million at November 1, 2004, April 30, 2006 and July 31, 2006, respectively.

Mr. Michael Fay
September 21, 2006

In order to determine the fair value of the Put Option and KG interest in the Sisonke partnership, we calculated the fair value of the Sisonke partnership interest as of April 30, 2006. The fair value of the partnership was determined based, in part, upon projections of management’s expectations of future operating performance as of April 30, 2006.

As noted in our response letter filed with the Commission on July 31, 2006, we believe that our prior accounting for the transaction is incorrect. We noted the KG interest should have been recorded as a minority interest liability at the time of the execution of the Partnership Agreement. Additionally, we noted the Put Option should have been initially and subsequently recorded at fair value in accordance with SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. In preparing our financial statements for the interim period ended July 31, 2006, we considered actual operating results and business activity associated with the Sisonke partnership and determined that our expectation of future operating performance and accordingly the fair value of the Sisonke partnership interest would not have changed from April 30, 2006. Accordingly, we determined the fair value of the Put Option as of July 31, 2006 based in part upon our determination of the fair value of the Sisonke partnership as of April 30, 2006. A copy of the valuation report related to the fair value of the Sisonke partnership, the KG interest and the Put Option as of April 30, 2006, prepared by an independent valuation professional, and a copy of the calculation of the fair value of the Put Option as of July 31, 2006 was sent to you under separate cover via courier.

As a result of the abovementioned error, minority interest liability was overstated by $5.3 million, other liabilities was understated by $3.2 million, and goodwill was overstated by $1.0 million as of July 31, 2006, retained income as of April 30, 2006 was understated by $1.5 million and operating income was overstated by $0.4 million for the three months ending July 31, 2006.

We have also considered the impact of the abovementioned accounting error on results reported prior to July 31, 2006. Given that projections and a calculation of the fair value of the Sisonke partnership interest were not prepared contemporaneously with the execution of the Partnership Agreement, we considered whether projected operating results, if prepared at that time, would have been reasonably different.

Based upon our evaluation of the actual results from November 1, 2004 through April 30, 2006 and the business activity during that period of time, we concluded that the projections would not have been materially different from those prepared as of April 30, 2006.

Accordingly, we determined that the fair value of the partnership interest would not have differed materially at any of the reporting dates between November 1, 2004 and April 30, 2006. We have therefore used the fair value of the Sisonke partnership interest at April 30, 2006 as the basis for calculating the fair value of the Put Option as of November 1, 2004. A copy of the calculation of the fair value of the Put Option as of November 1, 2004 was sent to you under separate cover via courier.

Mr. Michael Fay
September 21, 2006

Based upon the abovementioned analysis, we have determined that previously reported results for prior interim and annual periods are not materially misstated. Accordingly, we intend to correct the error prospectively beginning with the quarter ending October 31, 2006.
* * * * * * *
We trust that we have answered your questions fully and comprehensively. If you should still have questions, though, please feel free to contact me at (310) 604-3311.

Sincerely,

/s/ Lawrence R. Samuels
Lawrence R. Samuels
Chief Financial Officer